                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ...............................................................................

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  ASG SUB, INC.
                            ALLEN SYSTEMS GROUP, INC.
                                  VIASOFT, INC.
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    92552U102
                      (CUSIP Number of Class of Securities)

 ...............................................................................

           Kristine Kennedy Rieger, Esq.                                  Catherine R. Hardwick, Esq.
          Senior Vice President, Secretary                              Vice President, General Counsel
                and General Counsel                                              Viasoft, Inc.
             Allen Systems Group, Inc.                                       4343 E. Camelback Road
              1333 Third Avenue South                                              Suite 205
               Naples, Florida 34102                                         Phoenix, Arizona 85018
                   (800) 932-5536                                                (602) 952-0050

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

 ...............................................................................
                                   Copies to:


             Robert E. McLaughlin, Esq.                                     William M. Hardin, Esq.
               Steptoe & Johnson LLP                                           Osborn Maledon PA
           1330 Connecticut Avenue, N.W.                                   2929 North Central Avenue
               Washington, D.C. 20036                                        Phoenix, Arizona 85012
             Telephone: (202) 429-3000                                     Telephone: (602) 640-9322

                            CALCULATION OF FILING FEE

 ------------------------------------------------------------ -----------------------------------------------------------
                   Transaction valuation*                                        Amount of filing fee
 ------------------------------------------------------------ -----------------------------------------------------------
                      $155,653,952                                                      $31,131
 ------------------------------------------------------------ -----------------------------------------------------------


         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, $0.001 par value of Viasoft, Inc., at $8.40 per share, in accordance with terms of the offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the "Exchange Act").

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  None.
         Form or Registration No.:  Not applicable.
         Filing Party:  Not applicable.
         Date Filed:  Not applicable.

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                      Exhibit Index begins on Page    6
                                                   --------

         This Tender Offer Statement on Schedule TO (this "Statement") relates to a joint tender offer by ASG Sub, Inc., a Delaware corporation ("ASG Sub"), and Viasoft, Inc., a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the tender offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). ASG Sub is a wholly-owned subsidiary of Allen Systems Group, Inc., a Delaware corporation ("Allen Systems").

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

         All information contained in the Offer concerning the Company in connection with the Offer and information with respect to the respective directors and executive officers of the Company or actions or events with respect to any of them, was provided by the Company, and neither Allen Systems nor ASG Sub takes responsibility for such information.

         All information contained in the Offer concerning Allen Systems and ASG Sub, including but not limited to information with respect to the financing to be obtained by Allen Systems and ASG Sub in connection with the Offer and information with respect to the respective directors and executive officers of Allen Systems and ASG Sub or actions or events with respect to any of them, was provided by ASG or ASG Sub, respectively, and the Company takes no responsibility for such information.

ITEM 12.  EXHIBITS.

         (a)(1)   Offer to Purchase dated May 4, 2000.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3) Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated May 4, 2000

         (a)(4)   Form of Notice of Guaranteed Delivery.

         (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8) Text of joint press release issued by Allen Systems and the Company dated April 27, 2000 (incorporated by reference to the Schedule TO filed by Allen Systems, ASG Sub and the Company with the Securities and Exchange Commission on April 28, 2000).

         (a)(9)   Form of summary advertisement dated May 4, 2000.

         (b)(1) Credit Agreement, dated as of April 26, 2000, among ASG, ASG Sub, LaSalle Bank N.A. and KeyBank National Association.

         (b)(2) Commitment Letter, dated April 21, 2000, from LaSalle Bank N.A. and KeyBank National Association to Allen Systems.

         (c) Opinion of Broadview International LLC, dated April 27, 2000 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)).

         (d)(1) Agreement and Plan of Merger, dated as of April 27, 2000, among the Company, Allen Systems and ASG Sub.

         (d)(2) Confidentiality Agreement, dated March 3, 2000, between Allen Systems and the Company.

         (d)(3) Confidentiality Agreement, dated March 2, 2000, between Allen Systems and the Company.

         (d)(4) Shareholder Tender and Voting Agreement, dated as of April 27, 2000, between ASG Sub and certain shareholders of the Company.

         (e)(1) Change of Control Separation Plan of the Company dated as of July 14, 1999.

         (e)(2) Amendment to the Company Change in Control Separation Plan, dated as of April 27, 2000.

         (f) Section 262 of the Delaware General Corporation Law (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)).

         (g)      None.

         (h)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2000

                                    ASG SUB, INC.

                                    By: /s/ ARTHUR L. ALLEN
                                        ------------------------------------
                                        Name:  Arthur L. Allen
                                        Title: President and Chief Executive
                                               Officer

                                    ALLEN SYSTEMS GROUP, INC.

                                    By: /s/ ARTHUR L. ALLEN
                                        ------------------------------------
                                        Name:  Arthur L. Allen
                                        Title: President and Chief Executive
                                               Officer

                                    VIASOFT, INC.

                                    By: /s/ STEVEN D. WHITEMAN
                                        ------------------------------------
                                        Name:  Steven D. Whiteman
                                        Title: Chairman of the Board and Chief
                                               Executive Officer

                                  EXHIBIT INDEX

         (a)(1)   Offer to Purchase dated May 4, 2000.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3) Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated May 4, 2000

         (a)(4)   Form of Notice of Guaranteed Delivery.

         (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8) Text of joint press release issued by Allen Systems and the Company dated April 27, 2000 (incorporated by reference to the Schedule TO filed by ASG, ASG Sub and the Company with the Securities and Exchange Commission on April 28, 2000).

         (a)(9)   Form of summary advertisement dated May 4, 2000.

         (b)(1) Credit Agreement, dated as of April 26, 2000, among Allen Systems, ASG Sub, LaSalle Bank N.A. and KeyBank National Association.

         (b)(2) Commitment Letter, dated April 21, 2000, from LaSalle Bank N.A. and KeyBank National Association to Allen Systems.

         (c) Opinion of Broadview International LLC, dated April 29, 2000 (filed as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)).

         (d)(1) Agreement and Plan of Merger, dated as of April 27, 2000, among the Company, Allen Systems and ASG Sub.

         (d)(2) Confidentiality Agreement, dated March 3, 2000, between ASG and the Company.

         (d)(3) Confidentiality Agreement, dated March 2, 2000, between ASG and the Company.

         (d)(4) Shareholder Tender and Voting Agreement, dated as of April 27, 2000, between ASG Sub and certain shareholders of the Company.

         (e)(1) Change of Control Separation of the Company, dated as of July 14, 1999.

         (e)(2) Amendment to the Company Change in Control Separation Plan, dated as of April 27, 2000.

         (f) Section 262 of the Delaware General Corporation Law (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)).

         (g)      None.

         (h)      Not applicable.